UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

Thoratec Corporation

 (Name of Issuer)

Common Stock, no par value per share

 (Title of Class of Securities)

885175 30 7

 (CUSIP Number)

Copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2012

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,163,395 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,163,395 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,163,395 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98%
14	TYPE OF REPORTING PERSON* PN

2

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,338,095 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,338,095 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,095 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%
14	TYPE OF REPORTING PERSON* OO

3

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,716,260 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,716,260 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,716,260 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93%
14	TYPE OF REPORTING PERSON* IN

4

1	NAME OF REPORTING PERSON Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 174,700 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 174,700 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,700 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%
14	TYPE OF REPORTING PERSON* PN

5

1	NAME OF REPORTING PERSON Oracle Offshore Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 19,760 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 19,760 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,760 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON* OO

6

1	NAME OF REPORTING PERSON Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 330,305 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 330,305 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,305 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56%
14	TYPE OF REPORTING PERSON* OO

7

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc. Employee’s Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 23,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 23,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON* EP

8

1	NAME OF REPORTING PERSON The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 5,100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,100 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON* OO

9

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 373,065 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 373,065 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,065 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%
14	TYPE OF REPORTING PERSON* CO

10

Item 1. Security and Issuer.

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2011 and as amended by Amendment No. 1 filed with the Commission on December 5, 2011, and as further amended by Amendment No. 2 filed with the Commission on December 19, 2011 (collectively, the “Statement”) with respect to the shares of common stock, no par value per share (the “Shares”) of Thoratec Corporation (the “Issuer”), whose principal executive offices are located at 6035 Stoneridge Drive, Pleasanton, California.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

The securities reported in this Statement as directly beneficially owned by the Reporting Persons were acquired with funds of approximately $62,098,416.93 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Reporting Persons who directly beneficially own such securities or capital contributions to the funds by the investors in such funds. The funds for the purchase of those Shares held by the Foundation came from the Foundation’s capital. The Shares were purchased through margin accounts maintained with Morgan Stanley and Credit Suisse First Boston, both of which may extend margin credit to the Reporting Persons and other persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer.

Items 5 is hereby amended and restated as follows:

On May 18, 2012, options to purchase 1,300,000 shares of Common Stock held by the Reporting Persons expired without being exercised. As a result of the expiration of these options, no Reporting Person is a holder of more than 5% of the outstanding Common Stock, and this is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,670,388 Shares outstanding as of April 27, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2012.

(a, b)	Partners

As of the date hereof, Partners may be deemed to be the beneficial owner of 1,163,395 Shares, constituting approximately 1.98% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,163,395 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,163,395 Shares.

11

(a, b)	General Partner

General Partner, as the general partner of Partners and Institutional Partners, may be deemed to be the indirect beneficial owner of 1,338,095 Shares held in Partners and Institutional Partners, constituting approximately 2.28% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,338,095 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,338,095 Shares.

(a, b)	Manager

Manager, as the investment manager of Offshore Limited, Ten Fund and Retirement Plan, may be deemed to be the indirect beneficial owner of 373,065 Shares held in Offshore Limited, Ten Fund and Retirement Plan, constituting approximately 0.64% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 373,065 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 373,065 Shares.

(a, b)	Institutional Partners

As of the date hereof, Institutional Partners may be deemed to be the beneficial owner of 174,700 Shares, constituting approximately 0.30% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 174,700 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 174,700 Shares.

(a, b)	Offshore Limited

As of the date hereof, Offshore Limited may be deemed to be the beneficial owner of 19,760 Shares, constituting approximately 0.03% of the Shares outstanding.

Offshore Limited has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,760 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,760 Shares.

(a, b)	Ten Fund

As of the date hereof, Ten Fund may be deemed to be the beneficial owner of 330,305 Shares, constituting approximately 0.56% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 330,305 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 330,305 Shares.

12

(a, b)	Retirement Plan

As of the date hereof, the Retirement Plan may be deemed to be the beneficial owner of 23,000 Shares, constituting approximately 0.04% of the Shares outstanding.

The Retirement Plan has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 23,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 23,000 Shares.

(a, b)	Foundation

As of the date hereof, the Foundation may be deemed to be the beneficial owner of 5,100 Shares, constituting approximately 0.01% of the Shares outstanding.

The Foundation has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote 5,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,100 Shares.

(a, b)	Larry Feinberg

Mr. Feinberg serves as the senior managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. Mr. Feinberg is the trustee of the "Foundation" and has the sole power to direct the voting and disposition of the Shares in Foundation. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 1,716,260 Shares, constituting approximately 2.93% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,716,260 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,716,260 Shares. The shares reported herein as beneficially owned by Mr. Feinberg exclude an aggregate of 4,500 Shares beneficially held by certain irrevocable trusts as to which Mr. Feinberg is Settlor.

(c)	The trading dates, number of Shares (or options to acquire Shares) purchased or sold, and price per share for all transactions in the Shares (or options to acquire Shares) by the Reporting Persons in the past 60 days are set forth in Schedule A. All such transactions were effected in open market transactions with brokers. Also, on May 18, 2012, options to purchase 1,300,000 shares of Common Stock held by the Reporting Persons expired without being exercised.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

13

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 30, 2012

ORACLE ASSOCIATES, LLC

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE PARTNERS, LP

By:	ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP

By:	ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE OFFSHORE LIMITED

By:	/s/ Larry Feinberg
Larry Feinberg, Director

ORACLE TEN FUND MASTER, LP

By:	ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

14

ORACLE INVESTMENT MANAGEMENT EMPLOYEES RETIREMENT

By:	/s/ Aileen Wiate
Aileen Wiate, Trustee

THE FEINBERG FAMILY FOUNDATION

By:	/s/ Larry Feinberg
Larry Feinberg, Trustee

/s/ Larry Feinberg
Larry Feinberg, Individually

15

Schedule A

Date	Transaction	Price Per Share	Quantity	Name of Fund
4/4/2012	SELL	32.48	(18,100)	Oracle Partners, L.P.

4/4/2012	SELL	32.48	(2,400)	Oracle Institutional Partners, L.P.

4/4/2012	SELL	32.48	(300)	Oracle Offshore. Ltd.

4/4/2012	SELL	32.48	(4,200)	Oracle Ten Fund Master LP

5/8/2012	SELL	32.23	(25,000)	Oracle Partners, L.P.

5/9/2012	SELL	32.37	(100,000)	Oracle Partners, L.P.

5/10/2012	SELL	32.98	(107,900)	Oracle Partners, L.P.

5/10/2012	SELL	32.98	(15,400)	Oracle Institutional Partners, L.P.

5/10/2012	SELL	32.98	(1,700)	Oracle Offshore, Ltd.

5/11/2012	SELL	33.36	(57,600)	Oracle Partners, L.P.

5/11/2012	SELL	33.36	(8,200)	Oracle Institutional Partners, L.P.

5/11/2012	SELL	33.36	(900)	Oracle Offshore, Ltd.

5/11/2012	SELL	33.36	(15,700)	Oracle Ten Fund Master LP

5/14/2012	SELL	32.79	(50,000)	Oracle Partners, L.P.

5/15/2012	SELL	32.43	(2,230)	Oracle Partners, L.P.

5/15/2012	SELL	32.33	(42,403)	Oracle Partners, L.P.

5/15/2012	SELL	32.33	(6,300)	Oracle Institutional Partners, L.P.

5/15/2012	SELL	32.33	(700)	Oracle Offshore, Ltd.

5/15/2012	SELL	32.33	(12,100)	Oracle Ten Fund Master LP

5/16/2012	SELL	32.16	(31,938)	Oracle Partners, L.P.

5/16/2012	SELL	32.16	(4,800)	Oracle Institutional Partners, L.P.

16

5/16/2012	SELL	32.16	(500)	Oracle Offshore, Ltd.

5/16/2012	SELL	32.16	(9,100)	Oracle Ten Fund Master LP

5/21/2012	SELL	31.47	(2,200)	Oracle Partners, L.P.

5/22/2012	SELL	31.59	(15,101)	Oracle Partners, L.P.

5/22/2012	SELL	31.59	(2,300)	Oracle Institutional Partners, L.P.

5/22/2012	SELL	31.59	(300)	Oracle Offshore, Ltd.

5/22/2012	SELL	31.59	(4,400)	Oracle Ten Fund Master LP

5/24/2012	SELL	31.53	(17,200)	Oracle Partners, L.P.

5/24/2012	SELL	31.53	(2,600)	Oracle Institutional Partners, L.P.

5/24/2012	SELL	31.53	(300)	Oracle Offshore, Ltd.

5/24/2012	SELL	31.53	(4,900)	Oracle Ten Fund Master LP

17